Exhibit 99.1

AMENDMENT NO. 4 TO ASSET PURCHASE AGREEMENT

This Amendment No. 4 to Asset Purchase Agreement (“Amendment”) is made and entered into as of December 19, 2005, by and among Tectonic Network, Inc., a Delaware corporation and its subsidiary Tectonic Solutions, Inc., a Georgia corporation (each a Seller, and collectively the "Seller"), and Boston Equities Corporation, a Nevada corporation (“Boston”), and Tectonic, Inc. a Delaware corporation and subsidiary of Boston (the "Buyer') with respect to the following facts:

A.

Seller and Boston entered into that certain Asset Purchase Agreement dated as of October 3, 2005, as amended by that certain Amendment No. 1 to Asset Purchase Agreement dated October 12, 2005 and by that certain Amendment No. 2 to Asset Purchase Agreement dated October 28, 2005 and by that certain Amendment No. 3 to Assets Purchase Agreement dated November 8, 2005 (the “Agreement”).

B.	Seller, Boston and Buyer now wish to amend the Agreement as set forth herein.

IN CONSIDERATION OF the foregoing premises and mutual covenants contained herein and in the Agreement, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties to this Amendment agree as follows:

1.          Amendments to Agreement. The specific provisions of the Agreement indicated below are hereby amended as follows:

(a)	Purchase Price. Section 4.1 is hereby amended to provide as follows:

The total consideration to be paid by the Buyer for the Assets and the assumption of the Assumed Liabilities (the "Purchase Price") shall be: (i) cash in the amount of $1,350,000, plus (ii) cash in the amount of any operating expenses actually incurred or accrued between October 31, 2005 and the Closing Date (up to a maximum of $150,000), plus (iii) any amounts outstanding under the Senior Secured Super-Priority Debtor-in-Possession Loan and Security Agreement of even date herewith between Seller and Buyer (the "Loan Agreement").

Buyer has previously made nonrefundable payments of $450,000 toward the Purchase Price. Buyer shall make an additional nonrefundable payment of $300,000 within one business day of the execution of this Amendment this Amendment, which payment will be made directly to Laurus Master Funds, Ltd.. The balance of the Purchase Price shall be paid on the Closing Date. As consideration for the extension of the closing Date set forth in this Amendment, Buyer hereby credits the $130,000 paid under the Loan Agreement to the Purchase Price, as an additional nonrefundable deposit. In the event that the Closing does not occur as a result of any breach by Buyer on the Closing Date, Seller shall be entitled to retain the deposit.

(b)          Closing Date. Section 5.2 is hereby amended to provide that the Closing Date shall take place on or before January 31, 2006, time being of the essence; provided, however, that if the order approving the extension of Closing Date as contemplated by Amendment No. 4 to this Agreement (“Extension Order”) have not been entered as of such date, then the Closing Date shall be one business day following the entry of those orders, time being of the essence.

2.         Impact on Other Provisions. All other terms and conditions of the Agreement not specifically amended by this Amendment, shall remain in full force and effect.

IN WITNESS WHEREOF, the parties have caused this Amendment to be duly executed by their authorized representatives as of the date first written above.

TECTONIC NETWORK, INC.,	TECTONIC SOLUTIONS, INC.,
a Delaware corporation	a Georgia corporation
as debtor and debtor-in-possession	as debtor and debtor-in-possession

/s/ Arol Wolford	/s/ Arol Wolford
By: Arol Wolford	By: Arol Wolford
Its: President	Its: President

BOSTON EQUITIES CORPORATION,	TECTONIC, INC.,
a Nevada corporation	a Delaware corporation

/s/ Ross Lyndon James	/s/ Ross Lyndon James
By: Ross Lyndon James	By: Ross Lyndon James
Its: President	Its: President